Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2015	2014(a)	2013(a)	2012(a)	2011(a)	2010(a)
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes (b)	$915	$2,364	$1,260	$2,009	$2,050	$1,218
Adjustment to reflect earnings from equity method
investments on a cash basis (c)	(2)			34	1	7
	913	2,364	1,260	2,043	2,051	1,225

Total fixed charges as below	258	1,095	1,096	1,065	1,022	698
Less:
Capitalized interest	6	33	46	43	42	24
Preferred security distributions of subsidiaries
on a pre-tax basis				5	23	21
Interest expense and fixed charges related to
discontinued operations		10	14	12	6	34
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	252	1,052	1,036	1,005	951	619

Total earnings	$1,165	$3,416	$2,296	$3,048	$3,002	$1,844

Fixed charges, as defined:
Interest charges (d)	$255	$1,073	$1,058	$1,019	$955	$637
Estimated interest component of operating rentals	3	22	38	41	44	39
Preferred security distributions of subsidiaries
on a pre-tax basis				5	23	21
Fixed charges of majority-owned share of 50% or
less-owned persons						1

Total fixed charges (e)	$258	$1,095	$1,096	$1,065	$1,022	$698

Ratio of earnings to fixed charges	4.5	3.1	2.1	2.9	2.9	2.6
Ratio of earnings to combined fixed charges and
preferred stock dividends (f)	4.5	3.1	2.1	2.9	2.9	2.6

119